SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                ------------
                               Schedule 14D-1
                             (Amendment No. 2)
            Tender Offer Statement pursuant to Section 14(D)(1)
                   of the Securities Exchange Act of 1934
                                ------------
                       Exide Electronics Group, Inc.
                         (Name of Subject Company)

                        PQR Acquisition Corporation
                            Danaher Corporation
                                 (Bidders)

                   Common Stock, par value $.01 per share
                     (including the associated rights)
                       (Title of Class of Securities)

                               302052 6 10 5
                   (CUSIP Number of Class of Securities)

                   Series G Convertible Preferred Stock,
                          par value $.01 per share
                       (Title of Class of Securities)

                               Not Available
                   (CUSIP Number of Class of Securities)

                Warrants to Purchase Shares of Common Stock
                       (Title of Class of Securities)

                               302052 6 11 3
                   (CUSIP Number of Class of Securities)
                                ------------
                            Patrick W. Allender
                        PQR Acquisition Corporation
                          c/o Danaher Corporation
                     1250 24th Street, N.W., Suite 8000
                           Washington, D.C. 20037
                         Telephone: (202) 828-0850
    (Name, address and telephone number of person authorized to receive notices and communications on behalf of Bidders)
                                ------------
                                  Copy to:
                           Morris J. Kramer, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                            New York, N.Y. 10022
                         Telephone: (212) 735-3000



            PQR Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Danaher Corporation, a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, as amended (as amended, the "Schedule 14D-1"), relating to the Purchaser's offer to purchase all outstanding shares of common stock, par value $.01 per share (including the associated rights), all outstanding shares of Series G Convertible Preferred Stock, par value $.01 per share, and all outstanding warrants to purchase shares of Common Stock at $13.475 per share of Common Stock, of Exide Electronics Group, Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-1 or the Offer to Purchase filed as an exhibit thereto.

          ITEM 10.  ADDITIONAL INFORMATION

               On August 6, 1997, Parent announced that it had extended the Offer until 5:00 p.m., New York City time, on August 20, 1997, unless further extended. The Offer was originally scheduled to expire at 12:00 midnight, New York City time, on August 6, 1997. Parent also announced that the waiting period with respect to the Offer under the HSR Act has expired.

               The information set forth in Exhibit (a)(10) is incorporated herein by reference.

          ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

               (a)(10)  Press release issued by Parent on August 6, 1997


                                  Signature

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

          Dated: August 6, 1997

                                   PQR ACQUISITION CORPORATION

                                   By: /s/ Patrick W. Allender
                                       -------------------------
                                       Name:  Patrick W. Allender
                                       Title: Vice President and Treasurer

                                   DANAHER CORPORATION

                                   By: /s/ Patrick W. Allender
                                       --------------------------
                                       Name:  Patrick W. Allender
                                       Title: Senior Vice President, Chief
                                              Financial Officer and Secretary



                                Exhibit Index

          Exhibit                                              Page
          Number     Exhibit Name                              Number

          (a)(10)    Press release issued by Parent on
                     August 6, 1997